Exhibit 99.3

Polestar Automotive Holding UK PLC A Issues 045ONB Resolution 1 For Against Abstain Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instructions Card. If these voting instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such resolution. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. 2025 Annual General Meeting - Polestar Automotive Holding UK PLC Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q 1UPX Resolution 7 For Against Abstain Resolution 2 Resolution 3 Resolution 8 Resolution 4 Resolution 9 Resolution 5 Resolution 10 Ordinary Resolutions Special Resolutions Resolution 6 MMMMMMMMMMMM MMMMMMMMM 1234 5678 9012 345 655380 If no electronic voting, delete QR code and control # 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 2024 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM You can vote by Internet or Telephone! Vote by Internet • Log on to the Internet and go to www.citi.com/dr • Click on “Investors” and then click on “Voting by Internet”. • Follow the steps outlined on the secured website. • Or with your smartphone scan the QR code to cast your vote now. Electronic Voting Instructions Polestar Automotive Holding UK PLC encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically via the internet or by telephone by the Voting Instructions Deadline of June 24, 2025. This eliminates the need to return your Voting Instructions Card. Vote by Telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is NO CHARGE to you for the call. • Follow the instructions provided in the recorded message. Vote by Mail • Mark, sign and date your Voting Instructions Card. • Detach your Voting Instructions Card. • Return your Voting Instructions Card in the postage-paid envelope provided. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q

2025 VOTING INSTRUCTIONS CARD AMERICAN DEPOSITARY SHARES Annual General Meeting q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q The Voting Instructions Card must be signed, completed and received at the indicated address prior to 10:00 a.m. (Eastern Daylight Time) on June 24, 2025 for action to be taken. Polestar Automotive Holding UK PLC (the “Company”) ADS CUSIP No.: 731105201 (Class A freely transferable ADSs).* 732105994 (Class A Restricted ADSs).* 732105937 (Class A Restricted ADSs).* ADS Record Date: May 19, 2025. Meeting Specifics: Annual General Meeting to be held at 3:00 p.m. (British Summer Time) on June 30, 2025 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom (the “AGM”). Meeting Agenda: Please note that the Notice of AGM is posted on the Company’s website at: https://investors.polestar.com/corporate-governance/annual-general-meeting Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of June 23, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, as amended and supplemented. Deposited Securities: Class A Ordinary Shares of the Company (“Shares”). Custodian: Citibank, N.A. (London). * CUSIP no. is provided as a convenience only and without any liability for accuracy. The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the AGM (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that under the Articles of Association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs accordance with the voting instructions timely received from the Holders of ADSs. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found in the Company’s Notice of AGM. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein. The Annual General Meeting of Shareholders (the ‘AGM’) of Polestar Automotive Holding UK PLC (the ‘Company’) will be held at 3:00 p.m. (British Summer Time) on June 30, 2025 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom. RESOLUTIONS Ordinary Resolutions Resolution 1: Report and accounts - To receive the Company’s annual report and audited financial statements for the period ended 31 December 2024. Resolution 2: Directors’ remuneration report - To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2024. Resolution 3: Re-election of Director - To re-elect Francesca Gamboni as a Director. Resolution 4: Re-election of Director - To re-elect Prof. Xiaojie (Laura) Shen as a Director. Resolution 5: Election of Director - To elect Cynthia Dubin as a Director. Resolution 6: Election of Director - To elect Quan (Joe) Zhang as a Director. Resolution 7: Re-appointment of auditor - To reappoint Deloitte LLP and Deloitte AB (together the “Auditor”) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders. Resolution 8: Remuneration of auditor - To authorise the Audit Committee to determine the remuneration of the Auditor. Special Resolutions Resolution 9: Adoption of Articles of Association - That, with effect from the conclusion of this meeting, the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be hereby approved and adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association. Resolution 10: Notice of general meetings - To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days. The Company has advised the Depositary that its Board unanimously recommends a vote FOR all resolutions, as they intend to do in respect of their own beneficial shareholdings in the Company. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q